April 18, 2012

VIA EDGAR

Mr. Michael Clampitt
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Citizens Bancshares, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 7, 2012
File No. 001-16715
Dear Mr. Clampitt:
First Citizens BancShares, Inc. (“FCBS”) acknowledges receipt on April 17, 2012 of the Staff's letter dated April 17, 2012 (the “April 17 Comment Letter”) containing comments on the above-captioned filing. The April 17 Comment Letter requests a response within 10 business days. FCBS has requested additional time to complete its response to the April 17 Comment Letter. FCBS is currently preparing its Form 10-Q scheduled to be filed with the Commission by May 10, 2012. The 10-Q filing will require substantial time and resources from the employees who will also be involved in developing the responses to the April 17 Comment Letter. To ensure that the responses to the April 17 Comment Letter reflect the input of all necessary personnel and are therefore complete and accurate, we intend to file FCBS' response by May 18, 2012.
Please call me at 919-716-7336 with any questions regarding this request.
Sincerely,
/s/ KENNETH A. BLACK

Kenneth A. Black
Chief Financial Officer
First Citizens BancShares, Inc.

Cc:     Mr. Michael Volley
Mr. Amit Pande